NORTHEAST INVESTORS GROWTH FUND

April 28, 2017

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Ms. Vroman-Lee

Re:             Registration Statement on Form N-1A (“Registration Statement”) of Northeast Investors
Growth Fund (the “Registrant”); SEC File Nos. 002-68483; 811-03074

Dear Ms. Vroman-Lee:

This letter responds to a comment of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally by you to Leonard A. Pierce, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant, on April 11, 2107 relating to the Commission staff’s examination of post-effective amendment no. 47 to the Registrant’s registration statement on Form N-1A, as filed with the Commission on March 1, 2017 (the “Amendment”), including the Registrant’s prospectus (the “Prospectus”) and statement of additional information (the “SAI”) included therein.

Your comments are summarized below and followed by the Registrant’s responses.

Comment No. 1

The summary description of the Registrant’s principal investment strategy on page 2 of the Prospectus seems short.  Please confirm that, as required by Item 4(a) of Form N-1A, the summary description is an appropriate summarization of the Registrant’s principal investment strategy, which is set forth later in the Prospectus in accordance with Item 9(b) of Form N-1A, or revise the summary description.

Response

            Accepted.  The summary description of the Registrant’s principal investment strategy has been revised.

Comment No. 2

The summary description of the principal risks of investing in the Registrant set forth on page 3 of the Prospectus includes risks that are unrelated to the summary description of the Registrant’s principal investment strategy – e.g., “Portfolio Risk” and “Growth Stock Volatility Risk”.  Please revise the summary description of the principal risks or the summary description of the principal investment strategy so that they are consistent.  This comment also applies to the non-summary description on page 6.

Response

Accepted in part.  The summary description of the Registrant’s principal investment strategy has been revised to state that the Registrant primarily invests in “growth” companies.  The Registrant believes that the risks described under “Portfolio Risk” are appropriate for the Registrant and relate to the summary description of the Registrant’s principal investment strategy.

Comment No. 3

The summary of the Registrant’s principal investment strategy on page 2 and the non-summary description thereof on page 6 state that the Registrant emphasizes “well-known companies”.  Please add disclosure explaining what is meant by the term.

Response

Accepted.  Disclosure has been added to the Prospectus.

Comment No. 4

Please include a risk factor regarding “equity securities” in both the summary description of the principal risks of investing in the Registrant set forth on page 3 and the non-summary description on page 6.

Response

Accepted.  The Registrant has changed the caption of the risk factor “Stock Market Risk” to be “Equity Securities and Stock Market Risks” and has expanded the disclosure thereunder.

Comment No. 5

The non-summary description of the Registrant’s principal investment strategy states on page 6 that the Registrant may invest in foreign companies in the form of ADRs.  Please add that principal investment strategy to the summary section.  Please also include a risk factor regarding that principal investment strategy.  Alternatively, if so investing is not a principal investment strategy, please list it as a non-principal investment strategy.

Response

Accepted.  A description of the Registrant’s policy of investing a portion of its assets in ADRs of foreign companies has been added to the summary section.  In addition, a related risk factor has been added to the summary and non-summary risk sections.

Comment No. 6

As a non-principal investment strategy, there is a paragraph on page 6 that states the Registrant may take a temporary defensive position. There is disclosure in the same paragraph that seems to state the Registrant may invest in convertible securities, preferred stocks, etc.   Please explain why those investments are appropriate when the Registrant is taking a temporary defensive position or otherwise revise the disclosure appropriately.

Response

The referenced sentence is unrelated to the Registrant taking a temporary defensive position.  That sentence is merely a non-principal investment strategy.  To clarify the disclosure, the Registrant has separated that sentence from the description of the Registrant taking a temporary defensive position.

Comment No. 7

In the chart on page 4 and 5 of the SAI, please confirm that the disclosure of the trustees’ and officers’ principal occupations and other directorships for the past five years is in accordance with the requirements of Item 17 of Form N-1A.  In this respect, consider listing the start dates of the disclosed positions.

Response

Accepted.  The Registrant has revised the referenced disclosure to include a footnote clarifying that unless otherwise noted in the table, each trustee and officer has served in the listed capacities for at least the past five years.

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Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Registrant acknowledges the following:

•         the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that this response adequately addresses your comment.  Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440.

                                                                        Very truly yours,

                                                                        /s/ Richard G. Manoogian

cc:     Leonard A. Pierce, Esq.